

Mail Stop 3561

April 15, 2009

David W. Scheible
President and Chief Executive Officer
814 Livingston Court
Marietta, Georgia 30067

> **Re: Graphic Packaging Holding Company**
> **Schedule 14A Proxy Statement**
> **Filed March 19, 2009**
> **File No. 001-33988**

Dear Mr. Scheible:

We have limited our review of your filing and response letter dated April 8, 2009 to those issues we have addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 12

1.   We note your response to prior comment one from our letter dated April 2, 2009 and the statement that "the Committee may make adjustments in one or more components of compensation to achieve the 50th percentile of total compensation." Your draft disclosure also states that the "vesting and payout of all of the RSUs previously granted under the 2004 Plan did not affect the Committee's decisions with respect to long-term incentives or other components of compensation in 2008." It is still unclear if and how the components of compensation are evaluated together in order to achieve the 50th percentile. For example, it is unclear if the Committee has complete discretion and may rely on just one or a couple of the components in order to achieve the 50th percentile, or if the Committee is required or expected to use at least some compensation from

one or more of the components to achieve the 50th percentile. Please revise accordingly.

2.   We note your draft disclosure and response to comment four from our letter dated April 2, 2009. Please disclose the percentage of the award attributed to each performance objective for the named executive officers' grants of RSUs.

Certain Relationships and Related Transactions, page 25

3.   We note your draft disclosure and response to prior comment five. With a view to disclosure, please advise us of the revenue impact of the joint venture formed with MillerCoors in June 2008.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Dana Brown at (202) 551-3859 or Jim Lopez at (202) 551-3536 if you have questions regarding these comments.

Sincerely,

John Reynolds
Assistant Director

cc: Laura Lynn Smith
       Fax: (770) 644-3232